Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

(Dollars in thousands)	2010	2009	2008	2007	2006
EARNINGS:
Income before income taxes (1)	$281,265	$380,909	$152,194	$669,510	$320,715
Add (deduct):
Equity in earnings of unconsolidated entities	(98,074)	(90,732)	(89,812)	(91,831)	(95,170)
Distributions from unconsolidated entities	100,845	91,587	92,335	87,404	78,248
Amortization of capitalized interest	867	497	—	—	—
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(21,938)	(20,333)	(23,955)	(20,408)	(13,571)
	262,965	361,928	130,762	644,675	290,222
Add fixed charges:
Consolidated interest expense (2)	115,220	126,209	139,304	209,525	234,929
Interest portion (1/3) of consolidated rent expense	51,244	49,553	46,420	45,198	41,977
	$429,429	$537,690	$316,486	$899,398	$567,128
FIXED CHARGES:
Consolidated interest expense (2)	$115,220	$126,209	$139,304	$209,525	$234,929
Capitalized interest	4,825	3,850	4,162	811	494
Interest portion (1/3) of consolidated rent expense	51,244	49,553	46,420	45,198	41,977
	$171,289	$179,612	$189,886	$255,534	$277,400
RATIO OF EARNINGS TO FIXED CHARGES	2.51	2.99	1.67	3.52	2.04

Tax-effected preferred dividends	$74	$78	$82	$88	$259
Fixed charges	171,289	179,612	189,886	255,534	277,400
Fixed charges and preferred dividends	$171,363	$179,690	$189,968	$255,622	$277,659
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.51	2.99	1.67	3.52	2.04

(1)          Includes non-cash charges related to losses on impairment as follows: 2009: $14.0 million; 2008: $414.4 million; 2007: $24.9 million.

Includes gain (loss) on investments and financial instruments as follows: 2008: $31.6 million; 2007: $81.4 million; 2006: $(137.7) million.

(2)          Interest expense on income tax contingencies is not included in fixed charges.